16002011

Public Amend

JG

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 21 2016
Washington DC
416

ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8- 52647

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIDUCIARY ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 MARKET STREET, SUITE 1000
(No. and Street)

PHILADELPHIA (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK B. KLEIN 267-675-6566
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANVILLE & COMPANY
(Name – *if individual, state last, first, middle name*)

1514 OLD YORK RD. (Address) ABINGTON (City) PA (State) 19001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RECEIVED
2016 MAR 22 AM 11:05
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SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AKB

AKB

OATH OR AFFIRMATION

I, MARK B. KLEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIDUCIARY ADVISORS LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Catherine E. Wagner

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Catherine E. Wagner, Notary Public
City of Philadelphia, Philadelphia County
My Commission Expires Sept. 18, 2019
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

17 BATTERY PLACE, 11th FLOOR
NEW YORK, NY 10178
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Fiduciary Advisors, LLC

We have audited the accompanying statement of financial condition of Fiduciary Advisors, LLC (the "Company"), as of December 31, 2015, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fiduciary Advisors, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

Abington, Pennsylvania
February 26, 2016

Fiduciary Advisors, LLC
December 31, 2015

Statement of Financial Condition

Assets	
Cash and Cash Equivalents	$62,997
Prepaid Expenses and Deposits	3,280
Due from Related Entity	33,771
Goodwill	57,464
Total Assets	$157,512
Liabilities and Member's Equity	
Accrued Expenses	$8,250
Due to Related Entities	3,216
Total Liabilities	11,466
Member's Equity	146,046
Total Member's Equity	146,046
Total Liabilities and Member's Equity	$157,512

The accompanying notes are an integral part of these financial statements.

Statement of Income

Revenue	
Commissions and 12b-1 Fees	$20,008
Fees from Managed Plans	43,927
Total Revenue	$63,935
Expenses	
Professional Fees	$17,842
Compensation	11,736
Impairment loss	9,485
Insurance and Related Expenses	9,126
Regulatory Fees and Expenses	5,397
Rent and Utilities	1,400
Other	608
Total Expenses	55,594
Income Before Income Taxes	8,341
Provision for Income Taxes	-
Net Income	$8,341

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Member's Equity

Balance at January 1, 2015	$ 137,705
Member's Contributions	-
Member's Distributions	-
Net Income	8,341
Balance at December 31, 2015	$ 146,046

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Subordinated Borrowings at January 1, 2015	$	-
Increases:		-
Decreases:		-
Subordinated Borrowings at December 31, 2015	$	-

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows

Cash Flows from Operating Activities		
Net Income	$	8,341
Adjustment to reconcile net income to net cash Used in operating activities		
Impairment loss		9,485
Changes in Assets and Liabilities		
(Increase) Decrease in Assets:		
Prepaid Expenses and Deposits		(527)
Due from Related Entity		(22,976)
Increase (Decrease) in Liabilities:		
Accrued Expenses		1,002
Due to Related Entities		2,241
Net Cash Used in Operating Activities		(2,434)
Cash Flows from Investing Activities		
Net Cash Provided by Investing Activities		-
Cash Flows from Financing Activities		
Net Cash Provided by Operating Activities		-
Net Decrease in Cash		(2,434)
Cash at Beginning of Year		65,431
Cash at End of Year	$	62,997
Supplemental Disclosures of Cash Flow Information		
Cash Paid During the Year for :		
Income Taxes	$	-
Interest	$	-

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

1. ORGANIZATION

Fiduciary Advisors, LLC, (formerly known as PCS Distributors, LLC ("the Company") is an introducing broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Pennsylvania Limited Liability Company owned by a group of investors. The Company operates pursuant to SEC Rule l5c3-3 (k)(2)(i) (The Customer Protection Rule) and does not hold customer funds or provide safekeeping of customer securities. The Company makes available a platform of independent money managers to sponsors of defined contribution plans and programs such as 401(k), 403(b), 457, profit sharing plans and individual retirement arrangements and gives participants access to management services and/or mutual fund selection on a continuous basis. The Company received FINRA membership and permission to operate in 2001. The Company, like other securities firms, is directly affected by general economic and market conditions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Company:

Basis af Presentation - The financial statements include only those assets, liabilities and results of operations that relate to Fiduciary Advisors, LLC.

Revenues and Expenses - Income from dealer concessions or commissions and 12b-1 fees from mutual funds are recorded on the settlement date which is not materially different than trade date. Platform fees are recorded when deducted from client accounts by custodian and received by the Company in its operating account. Expenses are recognized on the accrual basis.

Cash and Cash Equivalents - Cash equivalents are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Income Taxes - No provision has been made for federal and state income taxes since such taxes are individually paid for by the member of the Company.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2015, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2012.

Notes to Financial Statements-continued

3. RELATED PARTY TRANSACTIONS

The Company has entered into a Funding Agreement (the "Agreement") with its former parent Professional Capital Services, LLC ("PCS") which is also owed by the same investors of the Company. To the extent not funded from the net cash flow of the Company, PCS has agreed to fund all of the ordinary operating costs and expenses of the Company. PCS provides staff and other services to the Company. As such, PCS allocates a portion of those employees' compensation expense to the Company on a monthly basis. The allocation is based upon an estimate of the percentage of time each employee dedicates to the Company. The expense allocated during the year ended December 31, 2015 under this agreement was $20,921. At December 31, 2015 PCS owed the Company $33,771. The Company also owes Efficient Advisors LLC, a related entity $1,716 for its share of premium on a shared insurance policy and Advisor Trust, another related entity $1,500 for professional fees.

It is the intent of the Company to distribute the net income of the Company on an ongoing basis. The investors do not intend to impact the Company's net capital by these future withdrawals.

4. NET CAPITAL

Pursuant to the net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of $51,531 which was $46,531 in excess of its net capital requirements of $5,000. At December 31, 2015, the Company's ratio of aggregate indebtedness to net capital was 0.22 to 1.

5. GOODWILL

Goodwill is reviewed for impairment annually (in the fourth quarter) or more frequently if indicators of impairment exist or if a decision is made to sell or exit a business. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include deterioration in general economic conditions, negative developments in equity and credit markets, adverse changes in the markets in which an entity operations, increases in input costs that have a negative effect on earnings and cash flows, or a trend of negative or declining cash flows over multiple periods, among other. The fair value that could be realized in an actual transaction may differ from that used to evaluate the impairment of goodwill. The Goodwill balance at December 31, 2015 was $57,464. There was no accumulated impairment losses at December 31, 2014. The company recorded $9,485 of impairment during the year.

6. SUBSEQUENT EVENT

Management has evaluated the impact of all subsequent events through February 26, 2016, the date which the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

Computation of Net Capital Under Rule 15c3-1 of the SEC

Schedule I

COMPUTATION OF NET CAPITAL

Total Member's Equity	$146,046
Deduct Member's Equity not Allowable for Net Capital:	-
Total Member's Equity Qualified for Net Capital	146,046
Deductions and/or Charges:	
Non-Allowable Assets:	
Prepaid Expenses and Deposits & Intercompany Receivable	94,515
Total Non-Allowable Assets	94,515
Net Capital	$51,531

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness Liabilities from Statement of Financial Condition	$11,466
Percentage of Aggregate Indebtedness to Net Capital	22%

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $11,466)	$764
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$5,000
Net Capital Requirement	$5,000
Excess Net Capital	$46,531
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Net Capital	$45,531

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1
No material difference exists between the broker's most recent, unaudited Part IIA filing and the Annual Audit Report.

Schedule II

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(2)(i).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

17 BATTERY PLACE, 11th FLOOR
NEW YORK, NY 10004
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Fiduciary Advisors, LLC

We have reviewed management's statement, included in the accompanying Exemption Report in which (1) Fiduciary Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:-(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company stated that the Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville & Company

Abington, Pennsylvania
February 26, 2016

Fiduciary ADVISORS

BROKER DEALERS ANNUAL EXEMPTION REPORT

Fiduciary Advisors, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Fiduciary Advisors, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2015 without exception.

Mark B. Klein
February 22, 2016

1801 Market Street, Suite 1000 Philadelphia, PA 19103 | phone: (267) 613-6256 | fax: (267) 613-6267

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*******1727********************MIXED AADC 220
052647 FINRA DEC
FIDUCIARY ADVISORS LLC
1801 MARKET ST STE 1000
PHILADELPHIA PA 19103-1628

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
MARK KLEIN 267-675-6565

2. A. General Assessment (item 2e from page 2) $ 0
   B. Less payment made with SIPC-6 filed (exclude interest) ( )
   ______ Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) ______
   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum ______
   F. Total assessment balance and interest due (or overpayment carried forward) $ 0
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 0
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FIDUCIARY ADVISORS, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of FEBRUARY, 20 16.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2015**
and ending **12/31/2015**

Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 63,935
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	63,935
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13 Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	63,935
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0025	$ 0 (to page 1, line 2.A.)

Fiduciary Advisors, LLC
December 31, 2015

Table of Contents

Fiduciary
ADVISORS

SEC
Mail Processing
Section

MAR 2 1 2016

Washington DC
416

SEC Headquarters
100 F Street, NE
Washington, DC 20549

Re: Broker Dealer – Fiduciary Advisors, LLC - Year ended 12/31/2015

Dear Sir / Madam,

Included is a re-submission of our audit opinion and certified audit report for the year ended 12/31/2015 with a notarized form X-17A-5 report.

Please let me know if you have any questions.

Thank you,

James McDermott
Controller
267-675-6727 Ext. 6755

Fiduciary ADVISORS

SEC
Mail Processing
Section

MAR 21 2016

Washington DC
416

SEC Headquarters
100 F Street, NE
Washington, DC 20549

Re: Broker Dealer – Fiduciary Advisors, LLC - Year ended 12/31/2015

Dear Sir / Madam,

Included is a re-submission of our audit opinion and certified audit report for the year ended 12/31/2015 with a notarized form X-17A-5 report.

Please let me know if you have any questions.

Thank you,

James McDermott
Controller
267-675-6727 Ext. 6755

RECEIVED
2016 MAR 22 AM 11:05
SEC / TM